UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the Year Ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934
For the transition period from                      to
Commission File No: 001-14953
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
HEALTHMARKETS 401(K) AND SAVINGS PLAN
Formerly known as the
UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
HEALTHMARKETS, INC.
9151 Grapevine Highway
North Richland Hills, Texas 76180

REQUIRED INFORMATION
     The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:
1.	Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004.

2.	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004.

3.	Schedule of Assets (Held at Year End).

4.	Schedule of Reportable Transactions.
SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
HEALTHMARKETS 401(K) AND SAVINGS PLAN
Formerly known as the
UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

By:	/s/ ALAN D. TRACY Alan D. Tracy	June 22, 2006
Authorized member of the Administrative Committee

HEALTHMARKETS 401(K) AND SAVINGS PLAN
Formerly known as the
UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee and Participants of the
HealthMarkets 401(k) and Savings Plan
(formerly known as the UICI Employee Stock Ownership and Savings Plan)
We have audited the accompanying statements of net assets available for benefits of the HealthMarkets 401(k) and Savings Plan (formerly known as the UICI Employee Stock Ownership and Savings Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at year end) and reportable transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Whitley Penn LLP
Fort Worth, Texas
May 16, 2006

HEALTHMARKETS 401(K) AND SAVINGS PLAN
Formerly known as the
UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31,

	2005	2004
ASSETS:
Investments, at fair value:
UICI common stock	$102,049,141	$97,171,604
The Munder Cash Investment Fund Class K	6,977,213	6,361,607
Fidelity Advisor Intermediate Bond Fund, Institutional Class	1,918,876	1,622,901
Dreyfus 100% Treasury Intermediate Term Fund	1,560,877	1,117,796
Van Kampen Equity and Income Fund A	4,813,650	3,866,520
Van Kampen Comstock Fund A	945,143	417,683
Federated Max-Cap Index Fund, Institutional Shares	2,499,902	2,098,319
Fidelity Advisor Equity Growth Fund, Institutional Class	2,827,551	2,574,025
Fidelity Advisor Mid Cap Fund T	3,427,348	2,668,097
William Blair Small Cap Growth Fund N	1,714,726	879,952
Templeton Foreign A Fund	1,260,926	576,467
Participant loans	2,407,776	2,092,014
Investments at fair value, closed to new participant contributions:
Janus Money Market Fund Institutional Shares	—	233,871
AMLI Residential Properties Trust	656,058	590,208

Total investments	133,059,187	122,271,064
Cash	—	20,736
Accrued investment income	—	80,334
Participant contributions receivable	693,779	556,048
Employer contributions receivable	686,055	602,670

Total assets	134,439,021	123,530,852

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$134,439,021	$123,530,852

See notes to financial statements.

HEALTHMARKETS 401(K) AND SAVINGS PLAN
Formerly known as the
UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31,

	2005	2004
ADDITIONS TO NET ASSETS:
Investment income:
Dividends and interest	$1,231,176	$632,202
Net appreciation in fair value of investments	4,597,730	63,569,772

Total investment income	5,828,906	64,201,974

Class action recovery (Note H)	—	433,055

Contributions:
Employer	6,712,032	5,658,027
Participant	7,297,421	5,665,736
Rollovers and plan to plan transfers	688,079	485,543

Total contributions	14,697,532	11,809,306

Total additions	20,526,438	76,444,335

DEDUCTIONS FROM NET ASSETS:
Payments to participants	9,618,269	20,572,302

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	10,908,169	55,872,033

NET ASSETS AVAILABLE FOR BENEFITS
At beginning of year	123,530,852	67,658,819

At end of year	$134,439,021	$123,530,852

See notes to financial statements.

HEALTHMARKETS 401(K) AND SAVINGS PLAN
Formerly known as the
UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
A.	DESCRIPTION OF PLAN

The following description of the HealthMarkets 401(k) and Savings Plan (the “Plan,” formerly known as the UICI Employee Stock Ownership and Savings Plan) provides only general information. Participants should refer to the Summary Plan Description and other Plan documents for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan sponsored by and available to employees of UICI and its participating affiliated companies (the “Company”). The purpose of the Plan is to encourage and assist employees in following a systematic savings program suited for their individual financial objectives, and to provide an opportunity for employees to become stockholders of the Company. The Plan was created under the provisions of Section 401(a) of the Internal Revenue Code (the “Code”) and includes a qualified deferred arrangement, as described in Section 401(k) of the Code. The Plan also has features of an employee stock ownership plan (“ESOP”), whereby employer contributions are invested in UICI common stock (the “Company’s stock”). The Plan and the Trust created thereunder became effective January 1, 1987, and are subject to provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). See Note I for subsequent events that eliminated the ESOP features of the Plan effective April 5, 2006.
Plan Administration
The Plan is administered by Administrative and Investment Committees appointed by the Company’s Board of Directors (the “Board”). Comerica Bank — Texas serves as the Plan’s directed trustee and recordkeeper.
Eligibility
Employees of the Company who are at least 18 years of age participate in the Plan upon completing one calendar quarter of service.
Contributions
Participants may reduce their compensation by any whole percentage and contribute the reduction to the Plan (“salary deferrals”). Salary deferrals cannot exceed the limit provided in the Code of $14,000 for 2005 and $13,000 for 2004. Participants who are at least age 50 or who will attain the age of 50 by the end of the year may make additional “catch-up” contributions of $4,000 for 2005 and $3,000 for 2004. Catch-up contributions effectively increase the salary deferral limit for qualified participants from $14,000 to $18,000 for 2005 and from $13,000 to $16,000 for 2004.

Salary deferral percentages may be changed quarterly. Participant contributions may also include rollovers and transfers from other qualified plans maintained by the participants’ former employers.

The Company is required to contribute an amount equal to 1% of participants’ annual compensation (“supplemental contributions”) and may contribute a larger percentage at its discretion. The Company set the level of supplemental contributions at 3% of annual compensation for 2005 and 2004. Matching contributions may also be made by the Company at the discretion of the Board. For 2005 and 2004, the Company matched one-half of a participant’s salary deferral of 6% or less.

HEALTHMARKETS 401(K) AND SAVINGS PLAN
Formerly known as the
UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
Monthly matching and supplemental contributions received by the Trust are invested in Company stock or used to repay an outstanding ESOP Loan. If the Trust utilizes an ESOP Loan to leverage the purchase of Company stock, the acquired shares are deposited in an Unallocated Company Stock Account and held as collateral for the ESOP Loan. As loan repayments are made from matching and supplemental contributions received, shares of the Company’s stock are released from the Unallocated Company Stock Account and allocated to participants’ accounts. The number of shares released is determined under federal laws governing the administration of ESOPs. See Note I for subsequent events that eliminated the ESOP features of the Plan effective April 5, 2006.

All contributions to the Plan may not be in excess of limits provided in the Code.
Participant Directed Accounts
Participants have the right to direct the investment of their salary deferral accounts and their rollover or plan transfer accounts. Participants may invest in one or more of the investment options selected by the Investment Committee. Participants may realign invested balances daily if desired.

On October 4, 2002, the investment committee decided to discontinue offering the common shares of AMLI Residential Properties Trust “AML” as an investment option for new participant contributions. However, participants may continue to hold existing AML investments.
Non-Participant Directed Accounts
Participant direction rights do not extend to matching and supplemental contribution accounts, which are invested by the Investment Committee in the Company’s stock or used to repay any outstanding ESOP loan. See Note I for subsequent events that granted participants the right to direct the investment of all Plan accounts and eliminated Company stock as an investment option effective April 5, 2006.
Employee Stock Ownership Component of the Plan (ESOP)
The portion of the Plan invested in the Company’s stock is designated as an ESOP. In the event the Company declares and pays a dividend on Company stock, the Company may choose to pay the dividend in cash directly to the participants or to the Plan and allow the participants to elect whether to receive the dividend in cash from the Plan or to reinvest the dividend in shares of Company stock. During 2005 and 2004, the Company declared and paid the following dividends on Company stock held by the Plan:

Dividends received by the Plan or	Dividend	Allocated	Unallocated
by Plan Participants:	per share	shares	shares	Total
2005:
March, 2005	$0.50	$1,445,236	$3,876	$1,449,112
September, 2005	$0.25	713,593	8,666	722,259

Total for 2005	$0.75	$2,158,829	$12,542	$2,171,371

2004:
September, 2004	$0.25	$707,537	$34,667	$742,204

HEALTHMARKETS 401(K) AND SAVINGS PLAN
Formerly known as the
UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
The dividends on allocated shares of Company stock bypassed the Plan and were paid directly to participants and, therefore, are not included in “Dividends and interest” in the Statement of Changes in Net Assets Available for Benefits. However, the Plan received and reinvested in shares of Company stock the dividends attributable to unallocated shares of Company stock held in forfeiture accounts for annual reallocation to participants. The dividend on unallocated shares of Company stock is included in “Dividends and interest” in the Statement of Changes in Net Assets Available for Benefits.

See Note I for subsequent events that eliminated the ESOP features of the Plan and eliminated Company stock as an investment option effective April 5, 2006.
Investment Options
Investment options available to participants as of December 31, 2005 are as follows:

Single Securities –
•	UICI common stock – An employer security (NYSE: UCI, see Note I).
Mutual Funds –
•	The Munder Cash Investment Fund Class K

•	Fidelity Advisor Intermediate Bond Fund, Institutional Class

•	Dreyfus 100% Treasury Intermediate Term Fund

•	Van Kampen Equity and Income Fund A

•	Van Kampen Comstock Fund A

•	Federated Max-Cap Index Fund, Institutional Shares

•	Fidelity Advisor Equity Growth Fund, Institutional Class

•	Fidelity Advisor Mid Cap Fund T

•	William Blair Small Cap Growth Fund N

•	Templeton Foreign A Fund
Participant Loans
Plan loans are available to active participants. Participants may have only one loan outstanding at any time and may borrow no less than $1,000. Investments in a participant’s salary deferral, rollover, and transfer accounts will be sold to fund a requested Plan loan. The amount a participant may borrow is generally limited to the lesser of (a) 100% of their salary deferral, rollover, and transfer accounts, (b) 50% of the vested balance of all accounts, or (c) $50,000. Loans are to be repaid in level installments through payroll deduction over a period of not less than one year or greater than five years. Interest will be charged at a commercially reasonable rate and fixed at the time of the loan. The interest rate charged ranges from 5% to 8.25% on loans outstanding as of December 31, 2005.
Earnings Allocation
Plan earnings and market appreciation (depreciation) are allocated to participants’ accounts daily based on individual account balances.
Vesting

HEALTHMARKETS 401(K) AND SAVINGS PLAN
Formerly known as the
UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
Participants’ contributions to the Plan and investment earnings or losses thereon are fully vested at the time of contribution. The number of years of service required to vest in Company matching and supplemental contributions and investment earnings or losses thereon is as follows.

Number of completed years of service	Vested percentage
Less than 1 year	0%
1 year but less than 2 years	10%
2 years but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years but less than 6 years	80%
6 years or more	100%
Participants automatically become fully vested when they attain the age of 65, or in the event they die or become permanently and totally disabled while employed by the Company.
Payment of Benefits
Benefits are payable to participants (or their beneficiary) upon termination of employment, normal retirement at age 65, total disability, or death. Participants employed by the Company may also request benefits after attaining age 59 1/2 or upon financial hardship as defined by the Internal Revenue Service. Benefit distributions are to be paid in whole shares of the Company’s stock plus cash for the participant’s other investment funds, including fractional shares of the Company’s stock. However, participants may elect to receive cash in lieu of shares of the Company’s stock. See Note I for subsequent events that eliminated Company stock as an investment option and, as a result, eliminated distributions in the form of whole shares of Company stock after April 4, 2006.

As of December 31, 2005, distribution requests from 23 participants were in process and had not been paid. All 23 requested distributions were subsequently paid by January 9, 2006 totaling $405,988.

As of December 31, 2004, distribution requests from 53 participants were in process and had not been paid. All 53 requested distributions were subsequently paid by March 18, 2005 totaling $45,000.
Cash Out Rules
After satisfying certain advance notice requirements, the Plan is allowed to distribute vested benefits directly to participants or to individual retirement accounts “IRAs” established for the benefit of participants who terminate with vested balances of less than $1,000 or $5,000, respectively. If a terminated participant’s vested balance is over $5,000, the vested benefit generally cannot be paid by the Plan until requested by the Participant. An exception to this general rule allows the Plan to cash-out terminated participants with vested balances greater than $5,000 when the excess is attributable to balances in the Participant’s non-forfeitable rollover and transfer accounts.
Reallocation of Non-Vested Balances
The non-vested portion of matching and supplemental contribution accounts of a withdrawing participant are forfeited when the participant receives a distribution of vested benefits or five years after the participants withdraws from the Plan, whichever is earlier. If a participant received a

HEALTHMARKETS 401(K) AND SAVINGS PLAN
Formerly known as the
UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
distribution of vested benefits before January 1, 2000 and is rehired by the Company within five years, the non-vested amounts, if any, are restored to an account for the returning participant. Rehired participants that received a distribution of vested benefits on or after January 1, 2000 will be required to repay the distribution before non-vested benefits are restored to their accounts.

The non-vested portions forfeited by participants during a Plan year are reallocated to participants who are employed by the Company on the last day of the Plan year or who died or retired during the Plan year. The allocation is made based on participants’ annual compensation for the Plan year. Annual compensation used in this allocation is limited for any one participant to $75,000. Limiting compensation results in a more uniform forfeiture allocation among all participants. The value of forfeitures at the end of the 2005 and 2004 Plan years were $2,643,000 and $3,158,000, respectively.
Diversification of ESOP Accounts
Participants who are at least 55 years of age and have participated in the Plan for at least ten years may diversify specified portions of the Company’s stock held in their ESOP accounts. Diversification may be accomplished 1) by realigning the specified portion of the ESOP accounts in any combination of the other investment funds available in the Plan or 2) by requesting a distribution of the specified portion from the ESOP accounts. The election is available to qualifying participants for a limited number of years and must be made within the first 90 days of the year. See Note I for subsequent events that eliminated the ESOP features of the Plan and this special diversification provision required of ESOP plans effective April 5, 2006.
B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make certain estimates and assumptions affecting amounts in the financial statements. Actual results could differ from these estimates and assumptions.
Investments
Investments are stated at estimated fair value, which is determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Contributions
Contributions are accrued in the period in which they are deducted in accordance with salary deferral arrangements and as they become obligations of the Company. Contributions exceeding allowable limits in the Code are accrued as liabilities due to participants in the year the contributions were originally received.

HEALTHMARKETS 401(K) AND SAVINGS PLAN
Formerly known as the
UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
Payment of Benefits
Benefits are recorded when paid. Benefits paid to participants using marketable securities are accounted for at market value on the date of distribution.
Risks and Uncertainties
Invested funds are exposed to various risks, such as interest rate, market, and credit risks. The nature and level of risks differ between stocks, bonds, or other investment securities. Changes in risks in the near term may materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Plan Expenses
The Plan bears no costs of Plan administration. Certain administrative functions are performed by employees of the Company, including members of the Administrative and Investment Committees, without compensation from the Plan. Fees charged by the Plan’s outside legal counsel and independent registered public accounting firm plus the administration fees charged by the trustee and recordkeeper are paid by the Company.
C.	INVESTMENTS

Individual investments with market values greater than 5% of net assets available for benefits on December 31, 2005 and 2004 are as follows:

2005
UICI Common Stock	$102,049,141
The Munder Cash Investment Fund Class K	6,977,213

Total	$109,026,354

2004
UICI Common Stock	$97,171,604
The Munder Cash Investment Fund Class K	6,361,607

Total	$103,533,211

At December 31, 2005 and 2004, the percentage of the Plan’s investments held in the Company’s stock was 76.7% and 79.5%, respectively. The 2,873,819 allocated shares of the Company’s stock held by the Plan on December 31, 2005 represents 6.0% of the 47,623,102 UICI common shares outstanding on that date.

During the years ended December 31, 2005 and 2004, the Plan’s investments appreciated in value as indicated in the following tables. The appreciated amounts include gains and losses on investments bought and sold as well as held during the year.

	2005	2004
Mutual Funds	$137,480	$963,802
AMLI Residential Properties Trust	104,381	100,135
UICI common stock	4,355,869	62,505,835

Total appreciation in fair value of investments	$4,597,730	$63,569,772

HEALTHMARKETS 401(K) AND SAVINGS PLAN
Formerly known as the
UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
D.	NONPARTICIPANT-DIRECTED INVESTMENTS

The net assets available for benefits relating to non-participant directed investments on December 31, 2005 and 2004 are as follows:

	2005	2004
ASSETS:
Investments in UICI common stock, at fair value	$88,780,923	$83,579,728
Accrued investment income	—	25,000
Employer contributions receivable	686,055	602,670

NET ASSETS AVAILABLE FOR BENEFITS	$89,466,978	$84,207,398

The changes in net assets available for benefits during 2005 and 2004 relating to non-participant directed investments are as follows:

	2005	2004
ADDITIONS TO NET ASSETS:
Investment income:
Dividends and interest	$12,542	$34,667
Net appreciation in fair value of investments	4,137,167	53,236,911
Other additions:
Employer contributions	6,712,032	5,658,027

Total additions	10,861,741	58,959,605

DEDUCTIONS FROM NET ASSETS:
Payments to participants	5,602,161	11,837,561

NET INCREASE (DECREASE)	5,259,580	47,092,044

NET ASSETS AVAILABLE FOR BENEFITS
At beginning of year	84,207,398	37,115,354

At end of year	$89,466,978	$84,207,398

See Note I for subsequent events that granted participants the right to direct the investment of the former ESOP component of the Plan effective April 5, 2006.

E.	PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of such termination of the Plan, participants would become fully vested and the net assets of the Plan would be distributed among the participants in accordance with ERISA.

HEALTHMARKETS 401(K) AND SAVINGS PLAN
Formerly known as the
UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
F.	TAX STATUS

The Plan last obtained a determination letter dated July 15, 2002 in which the Internal Revenue Service concluded that the Plan, as then designed, was a qualified plan under Section 401(a) and was an employee stock ownership plan under Section 4975(e)(7) of the Code. The Plan’s most recent determination letter was issued on the Plan and Trust as amended and restated effective January 1, 2001 and considered the qualification requirements of enacted law prior to the Economic Growth and Tax Relief Reconciliation Act of 2001. The Plan has been amended since receiving the most recent determination letter. The Company and the Plan’s legal counsel believe that the Plan as newly designed and operated is in compliance with the applicable requirements of the Code. Therefore no provision for income taxes has been included in the Plan’s financial statements.

Contributions to the Plan and any income thereon are not subject to income taxes until distributed to participants by the Plan. The amount of income tax participants or their beneficiaries must pay upon distribution of benefits is prescribed by the Code and is dependent upon the method and form of distribution.

G.	PLAN AMENDMENTS AND INVESTMENT CHANGES

Effective in January of 2004, the Investment Committee replaced two investments and added two new investments increasing to eleven the number of investment options available to participants. The Van Kampen Equity and Income Fund A replaced the Janus Balanced Fund while the Fidelity Advisor Mid-Cap Fund T replaced the Franklin Small-Mid Cap Growth I Fund. Existing investments in the Janus and Franklin funds were transferred to their respective replacement funds. The new investment options added are the William Blair Small Cap Growth Fund N and the Van Kampen Comstock Fund A.

The Company paid a dividend on its common stock for the first time in September of 2004. The Plan was amended on August 17, 2004, prior to the declaration of this dividend, to add the provisions necessary to allow the Company a tax deduction for dividends paid to participants pursuant to Section 404(k). The Company, at its discretion, may cause the dividends to be paid in cash to the participants or provide participants a choice of receiving the dividend in cash or reinvesting the cash dividend in Company stock. In addition, if given the choice and a participant elects to reinvest the dividend, the Company stock acquired shall be deposited in a separate non-forfeitable account for the participant.

On January 14, 2005, the Plan was amended to increase the maximum compensation used in the reallocation formula for forfeited non-vested benefits from $40,000 to $75,000. At the same time, a supplement was added to the Plan to memorialize the method used to allocate the funds recovered from the class action settlement (See Note H).

The Plan was amended effective March 28, 2005 to allow the Plan to distribute vested benefits of terminated participants that range from $1,000 to $5,000 to an IRA established for terminated participants at a financial institution selected by the Plan. Terminating participants with vested balances of less than $1,000 will continue to receive distributions in cash.

HEALTHMARKETS 401(K) AND SAVINGS PLAN
Formerly known as the
UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
H.	CLASS ACTION RECOVERY

In March of 2003, the Trustee filed a class-action claim in the Silver Case (described herein). The Trust is a member of the affected Class and filed the claim on behalf of Plan participants to recover the Trust’s share of the Settlement Fund.

On or after December 16, 1999, several security class actions were filed against the Company and its executive officers. These separate class actions were subsequently consolidated into one class action entitled Silver v. UICI, et al (the “Silver Case”). The Company proposed a settlement of the Silver Case that created a fund of $16 million (the “Settlement Fund”) for the benefit of stockholders who purchased shares of the Company from February 10, 1999 through December 9, 1999 (the “Class” and “Class Period”). The Settlement Fund accrued interest for the benefit of the Class. Final settlement of the Silver Case and distribution of the Settlement Fund was conditioned upon the occurrence of certain events that have subsequently occurred. Administrative costs and plaintiff attorneys’ fees were paid from the Settlement Fund with the balance distributed to the Class according to a plan of allocation that is based on claims filed by members of the Class.

The Trust received $433,055 in August of 2004 representing its share of the Settlement Fund. The settlement received by the Trust was allocated to current and former participants who participated in the Plan during the Class Period using a plan of allocation that mirrors the plan of allocation used in the Silver Case. Current participants received $199,977 of the Settlement Fund in a non-forfeitable account. The funds allocated to former participants of $233,078 were invested in the Janus Money Market Fund Institutional Shares. During 2005, the Plan completed the process initiated in August of 2004 of locating former participants. The Plan paid $180,309 to successfully located former participants who submitted a claim. The balance of $52,769 was used by the Plan to reduce Company contributions yet will be paid to former participants who may submit a future claim for their share of the Settlement Fund.

I.	SUBSEQUENT EVENTS

On April 5, 2006 the Company completed a merger that provided for the acquisition of the Company by a group of private equity investors, including The Blackstone Group, Goldman Sachs Capital Partners and DLJ Merchant Banking Partners. As a result of the merger, shareholders of record (with certain exceptions) were entitled to receive $37 in cash per share of Company stock. Shares of Company stock are no longer listed or traded on the New York Stock Exchange.

By April 10, 2006 the Plan received and allocated to participants $106,055,024 in cash for all 2,866,352 shares of Company stock held by the Plan. The Board of Directors directed the Trustee to reinvest the allocated cash in shares of the Munder Cash Investment Fund Class K (the “Munder Fund”).

The Plan was amended at the time of the merger to change the name of the Plan to the “UICI 401(k) and Savings Plan” and to eliminate the ESOP features of the Plan. The amendments effectively transformed the Plan into a standard profit sharing plan with a cash or deferred arrangement. In addition, Participants were granted the right to direct the investment of all accounts in the Plan including the Company funded accounts which prior to merger and the amendment comprised the ESOP component of the Plan that invested solely in Company stock. Participants have the right to realign the investments in their Company funded accounts that initially received shares of the Munder Fund following the merger.

HEALTHMARKETS 401(K) AND SAVINGS PLAN
Formerly known as the
UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
On April 17, 2006 the Company announced a change in its corporate identity from “UICI” to “HealthMarkets.” As a result, the name of the Plan was changed to the “HealthMarkets 401(k) and Savings Plan.”

HEALTHMARKETS 401(K) AND SAVINGS PLAN
Formerly known as the
UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
– SCHEDULE OF ASSETS (HELD AT YEAR END)
DECEMBER 31, 2005
FEIN: 75-2044750
PLAN NUMBER: 001

(a)	(b) Identity of issue	(c) Description of investment	(d) Cost	(e) Current Value
	Non-Participant-directed
*	UICI common stock	2,500,171 common shares	$34,166,710	$88,780,923
	Participant-directed
*	UICI common stock	373,648 common shares	—	13,268,218
*	AMLI Residential Properties Trust	17,242 trust shares	—	656,058
	The Munder Cash Investment Fund Class K	6,977,213 mutual fund shares	—	6,977,213
	Fidelity Advisor Intermediate Bond Fund, Institutional Class	176,692 mutual fund shares	—	1,918,876
	Dreyfus 100% Treasury Intermediate Term Fund	124,870 mutual fund shares	—	1,560,877
	Van Kampen Equity and Income Fund A	554,568 mutual fund shares	—	4,813,650
	Van Kampen Comstock Fund A	53,068 mutual fund shares	—	945,143
	Federated Max-Cap Index Fund, Institutional Shares	100,965 mutual fund shares	—	2,499,902
	Fidelity Advisor Equity Growth Fund, Institutional Class	55,649 mutual fund shares	—	2,827,551
	Fidelity Advisor Mid Cap Fund T	141,218 mutual fund shares	—	3,427,348
	Templeton Foreign A Fund	99,442 mutual fund shares	—	1,260,926
	William Blair Small Cap Growth Fund N	72,169 mutual fund shares	—	1,714,726
*	Participant loans at prime plus 1 percent (ranging from 5% to 9% on outstanding loans as of December 31, 2005)		-0-	2,407,776

	Total investments			$133,059,187

Column (d) is not applicable for participant-directed individual accounts.

*	Indicates a party-in-interest.

HEALTHMARKETS 401(K) AND SAVINGS PLAN
Formerly known as the
UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4j
– SCHEDULE OF REPORTABLE TRANSACTIONS
(SERIES OF TRANSACTIONS EXCEEDING 5% OF PLAN ASSETS)
DECEMBER 31, 2005
FEIN: 75-2044750
PLAN NUMBER: 001

					(h) Current
					value on
	(b) Description of	(c) Purchase	(d) Selling		transaction
(a) Identity of party	investment	price	price	(g) Cost	date	(i) Net gain
General public	UICI common stock	$10,098,330	—	$10,098,330	$10,098,330	—
General public	UICI common stock	—	$8,792,247	$3,724,742	$8,792,247	$5,067,505
General public	Munder Cash Inv Fund K	$8,874,606	—	$8,874,606	$8,874,606	—
General public	Munder Cash Inv Fund K	—	$8,421,173	$8,403,169	$8,421,173	$18,004
     Columns (e) and (f) are not applicable.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation of our report dated May 16, 2006, accompanying the financial statements included in this annual report on Form 11-K, in the registration statement of Form S-8 (Registration Statement Nos. 33-11323 and 333-19891) pertaining to the HealthMarkets 401(k) and Savings Plan (formerly known as the UICI Employee Stock Ownership and Savings Plan) and the related prospectus.
/s/ WHITLEY PENN LLP
June 22, 2006